

February 17, 2012

Via E-mail
Minhua Chen
Chief Executive Officer
China Yida Holding, Co.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P.R. China 350003

> **Re: China Yida Holding, Co.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
>   **December 31, 2010**
> **Filed February 3, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 7, 2011**
> **File No. 001-34567**

Dear Mr. Chen:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. As requested in our letter dated February 3, 2012, file your amended Form 10-Q for the fiscal quarter ended September 30, 2011 and your responses to comments 35-38 from our letter dated December 9, 2011 as soon as possible.

Cover Page

2. We note that you have checked the boxes on the cover page of your Form 10-K indicating that you are both a smaller reporting company and an accelerated filer. Please revise.

Business, page 1

3. We note your response to comment 3 from our letter dated December 9, 2011 as well as your revisions to the corporate structure chart on page 3. Please further revise your footnote to indicate, if true, that Fuzhou Hongda Commercial Services, Ltd. also does not have any material business operations.

Tourism, page 5

4. We note your response to comment 10 from our letter dated December 9, 2011. Please revise your disclosure to identify the names of the relevant parties to each contract pertaining to your tourism destinations.

Hua'an Tulou Cluster, page 5

5. Please revise your disclosure to clarify that the Hua'an County government is entitled to a reduced portion of the gross ticket sales when the ticket price is less than RMB60 (as noted in Exhibit 10.20). Disclose the extent of control you have over this ticket price, considering the pricing regulations discussed on page 10 of your filing.

Ming Dynasty Entertainment World, page 5

6. We note your disclosure on page 6 that the Project Company "will be allowed to lease a larger piece of land…from local residents" for this project. Please provide the terms of any agreement you have entered into with the local residents for such lease. Clarify whether you would also need to obtain land use rights from the local PRC government for such land.

7. We note your statement on page 7 that there are no revenue sharing provisions or other restrictions on the revenue that you will receive from this venue. However, we also note that you will only be responsible for 60% of the Project Company's profits and losses. Please revise or advise how much of the Project Company's revenue you will receive.

8. Please provide the name of the Project Company. Disclose when the Project Company was formed, when it received its business license and what is the scope of the business license. File all material agreements between the China Yida and its affiliates and Anhui Xingguang and its affiliates regarding the Project Company, including the governing documents, and Ming Dynasty Entertainment World.

Yang-sheng Paradise, page 7

9. We note your expectation that you will purchase land use rights and also rent an additional parcel of land for this project. Please clarify from whom you would rent the additional parcel of land. Clarify whether you would also need to obtain land use rights from the local or PRC government for such land.

The City of Caves, page 7

10. We note your statement that under your contractual arrangements Fujian Yida shall pay to the Fenyi County government the "use fees of scenic resources." Please revise your disclosure to clarify if these are the percentage of gross ticket sales you detail in the same paragraph or whether they are separate, additional fees owed to the government.

Regulations, page 9

11. We note your response to comment 15 from our letter dated December 9, 2011 and your statement on page 10 that you conduct your business in compliance with the "applicable laws regarding scenic spots in material respects." Please clarify, if true, that you intended to state that you were in compliance with these laws in "all material respects." Alternatively, indicate whether you are not compliant with such laws in any material respect.

12. Please expand your disclosure to indicate whether you are in compliance with the PRC Pricing Law.

13. We note your response to comment 18 from our letter dated December 9, 2011 and your statements that Fuyu is neither a sino-foreign advertising JV nor an advertising WFOE. As previously requested, please explain why Fuyu's ownership by a WFOE would not be considered direct ownership by a foreign investor for purposes of the Foreign-Owned Enterprise Law and the Administrative Measure on Foreign-Invested Advertising Enterprises. Please provide supporting citations to the relevant regulations.

Prohibition by Local and Domestic Media Authorities, page 10

14. We note your response to comment 17 from our letter dated December 9, 2011 and your statements that all of the advertisements arranged by the company "shall be" approved by the head of FETV and that FETV "will refuse" to broadcast advertisements in contravention with the Broadcasting measure. Please clarify whether this has been the company's practice since January 1, 2010 (when such regulations became effective), or whether this is a new policy. Please clearly state whether you believe you are currently in compliance with such regulations.

Risk Factors, page 11

"We have not yet contracted with local governments and may be unable to continue uor land use rights from the government…" page 12

15. We note your response to comment 19 from our letter dated December 9, 2011 and your statement that you have not yet entered into any definitive contracts with local governments for land-use rights.   Please explain why the State-Owned Land Use Rights Agreement filed as Exhibit 10.26 and the land use rights referenced in the Fujian Taining Great Golden Lake Tourism Project Management Agreement filed as Exhibit 10.18 are not considered definitive contracts for land-use rights.

16. We note your response to comment 19 from our letter dated December 9, 2011. Please disclose the terms of the land use rights you have purchased from the PRC government. Your revised disclosure should clarify whether, in addition to obtaining contracts with local governments, you also need to purchase land-use rights from the PRC government with respect to each property.

17. We note the reference to your "Agreement with government" in the fourth paragraph of this risk factor. Please clarify whether you are referencing the land-use rights you have received from the PRC government or whether this is a reference to a separate agreement. In addition, explain your statement that "currently most of lands are subject to governmental internal procedure." Disclose whether you have commenced the process of obtaining land-use rights for each of your tourist destinations.

18. We note your reference to "the expiration of our current understanding" with respect to your land use rights. Please explain the terms of this current understanding, the parties involved in such agreement and when it will expire. Clarify whether you have "understandings" or agreements with the local governments with respect to the land use rights for each of your destinations.

19. Please expand your risk factor disclosure to clearly state what the risks are to the company if you do not obtain each required land use right. As just one example, disclose whether you will lose all rights to the construction, buildings and improvements you have made or intend to make.

"Management exercises significant control over matters requiring shareholder approval… page 13

20. We note your statement that you do not perceive any conflicts of interest that Chairman Chen Minua or Ms. Fan Yanling have with their stock ownership. Please remove this statement or explain the basis for this assertion. We note your statement that the concentration of ownership in management may delay or prevent a change in control that may be otherwise viewed as beneficial by shareholders other than management.

<u>"Requirement of statutory reserve of certain amount of our net income…," page 17</u>

21. We note your response to comment 24 from our letter dated December 9, 2011. Please clarify whether any portion of the capital contribution was used to fund Fujian Yida travel Service Co. Ltd.'s statutory reserve fund.

<u>Properties, page 21</u>

22. We note your response to comment 25 from our letter dated December 9, 2011. Please revise your disclosure to explain why you do not need to obtain land use rights for the relevant properties to manage the Golden Lake and Tulou, Yunding Park locations.

23. We note your response to comment 26 from our letter dated December 9, 2011. Please further expand your disclosure to address how you will "transform" the description of the land in order to obtain the most favorable price.

24. Disclose whether you need to obtain the relevant land use rights for Yang-Sheng Paradise, the City of Caves and Ming Dynasty before you can proceed with your site construction. We note your statements on pages 6-8 that you expect portions of Ming Dynasty Entertainment World, Yang-sheng Paradise and The City of Caves to open in 2012. If you need to obtain these land use rights prior to beginning your site construction, include management's expectation of when you will obtain them.

25. We note that the Anhui Province Bengbu City Emperor Ming Taizu Culturla and Ecological Resort and Tourism Project Investment Agreement with the Anhui Province Bengbu City Government filed as Exhibit 10.21 references a "State-owned Land Use Rights Agreement." Please provide the terms of this agreement.

26. We note the Jiangxi Province Zhangshu City Yang-sheng Tourism Development Project Investment Agreement with Jiangxi Province Zhangshu City Government filed as Exhibit 10.22 references the ability to obtain land use rights for around 3,000 mu through a public listing transaction. Please explain how you would obtain such rights through a public listing transaction. Also indicate the "other ways" in which Yida (Fujian) Tourism Limited Company will obtain the remaining 3,000 mu referenced in that agreement.

<u>Management's Discussion and Analysis…, page 23</u>
<u>General, page 23</u>

27. We note the statement that you do not anticipate much new construction as you are "maintaining [y]our existing operations and restoring what is already built and in operation." However, you state on pages 7, 8 and 23 that you anticipate opening Ming Dynasty, Yang-Sheng Paradise and City of Caves in 2012. Please revise or advise.

Advertising Business, page 23

28. We note your statement that you will reduce the costs and expenses in your advertising business to maintain your high gross profit margins in this segment. Please revise your disclosure to indicate how management intends to reduce these costs and expenses.

Capital Expenditures, page 28

29. Please tell us why there are no anticipated expenditures for the Ming Dynasty project identified in the table on page 28.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 33

30. We note your response to comment 34 in our letter dated December 9, 2011. It is unclear to us whether AuditPrep Limited, who is primarily responsible for the preparation of your books and records and financial statements, has the U.S. GAAP experience that enabled you to conclude that your internal control over financial reporting was effective. It is unclear from your response whether the accountant, manager, senior manager, review manager, or partner has attended U.S. institutions or educational programs that have provided relevant education relating to U.S. GAAP or whether any such individuals hold professional designations such as Certified Public Accountant in the U.S. Please advise. Additionally:

   i.   With regard to the accountant and manager of AuditPrep Limited, please tell us what relevant education and ongoing training he or she has had relating to U.S. GAAP. In addition, tell us about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting. Further, describe in detail the external trainings he or she has had on U.S. GAAP and SEC rules and regulations including specific training he or she receives annually on U.S. GAAP and SEC rules and regulations. Please also tell us the U.S. GAAP nature of the training and the duration of such training.

   ii. With regard to the senior manager of AuditPrep Limited, please describe in greater detail the external trainings he or she has had on U.S. GAAP and SEC rules and regulations including the specific training he or she receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, explain in detail the nature of his or her U.S. GAAP experience "in working with U.S. listed companies."

   iii. With regard to the review manager of AuditPrep Limited, please describe in detail the external training he or she has had on U.S. GAAP and SEC rules and regulations including the specific training he or she receives annually on U.S.

GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, provide us with more specific details of his or her relevant accounting and audit experience with respect to "U.S. private and listed companies." For the audit experience, identify the audit firm(s) including the nature of the audit engagements and their specific scope of their audit work on such engagements as it relates to U.S. GAAP.

iv.   With regard to the partner of AuditPrep Limited, please describe in detail the external accounting training that she has had on U.S. GAAP and SEC rules and regulations including the specific training she receives annually on U.S. GAAP and SEC rules and regulations. In addition, please tell us the U.S. GAAP nature of the training and the duration of such training. Further, provide us with more specific details of her "practical experience in working with U.S. listed companies."

Certain Relationships and Related Transactions, and Director Independence, page 47

31. We note your response to comments 32 and 33 from our letter dated December 9, 2011 and your disclosure that XHJ assigned the rights of its contract with FETV to Fuyu and pursuant to that contract XHJ was "entitled to revenue other than the commercial revenue." Please explain the nature of the "commercial revenue" XHJ received. Please clarify what, if any, revenue Fuyu was entitled to under the terms of its agreement with XHJ. As previously requested, please file the agreement between XHJ and FETV, as well as any assignment agreement between XHJ and the company as exhibits to your Form 10-K.

32. We note your statement on page 48 that there is "no need to pay the contract fees to XHJ." We also note that XHG pays RMB 5M to FETV each year. Please explain what contract fees you are referencing and why they are not required to be paid to XHJ. In addition, please explain why XHJ is still making payments to FETV after expiration of its agreement in July 31, 2010. Explain the "other businesses, unrelated to the listed company" that FETV engages in.

Exhibit 10.22

33. Please explain the business purpose of the supplement to the agreement and clarify the reference to the "amount over 8,000 RMB per mu in one month for the Project." In addition, tell us whether the land lease referenced in this supplement pertains to the 3,000 mu that was conveyed through a public listing transaction (discussed on page 1 of the agreement).

Exhibits 31.2 and 32.2

34. We note that George Wung provided certifications as your Chief Financial Officer and Principal Accounting Officer. However, according to your Form 8-K filed January 9, 2012, Yongxin Lin is your Chief Financial Officer; and we note that Mr. Lin signed your

Form 10-K in the capacity of Chief Financial Officer and Principal Accounting Officer. The certifications for your amended Form 10-K must be provided by the person who is performing the function of your principal financial officer at the time of the filing. See Rule 12b-15. Please amend your Form 10-K to provide the proper certifications. For further guidance, refer to the following Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml: Exchange Act Rules Questions 161.04 and 161.05 and Regulation S-K Question 246.14.

You may contact Dean Suehiro, Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Adviser, at (202) 551-3367 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Eric M. Stein, Esq.